EXHIBIT 99.102
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[GRAPHIC OMITTED]
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                     IN THE MATTER OF NATIONAL POLICY 43-201
                        MUTUAL RELIANCE REVIEW SYSTEM FOR
                    PROSPECTUSES AND ANNUAL INFORMATION FORMS


                                       AND

                                IN THE MATTER OF

                          ADVANTAGE ENERGY INCOME FUND

                                DECISION DOCUMENT
                                -----------------

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated August 26, 2004.

DATED at Calgary, Alberta this August 26, 2004

                                                    (signed) "MAVIS LEGG"
                                                     Mavis Legg
                                                     Manager Securities Analysis

NOTE:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

                                                        SEDAR Project # 00682892